Exhibit 99.1

Luxfer Holdings to Acquire Neo Performance Materials
Creates a US$947 million revenue global manufacturer of highly-engineered advanced materials.
Accretive transaction extends Luxfer’s reach in higher growth end-markets and geographies.

MANCHESTER, England & TORONTO — (BUSINESS WIRE) – Luxfer Holdings PLC (NYSE: LXFR) (“Luxfer”) and Neo Performance Materials Inc. (TSX: NEO) (“Neo Performance Materials” or “Neo”) today announced the signing of a definitive agreement under which Luxfer would acquire Neo Performance Materials for US$612 million* in cash and stock. The transaction accelerates Luxfer’s strategy to become a leading global manufacturer of highly-engineered advanced materials for high end applications. Completion of the transaction, which was unanimously approved by each company’s Board of Directors, is subject to shareholder approval for each company and customary regulatory clearances and closing conditions.

Headquartered in Toronto, with corporate offices in Colorado and Beijing, Neo Performance Materials is a global leader in the innovation and manufacturing of rare earth and rare metal-based functional materials used in many of today’s advanced technologies. Neo has reported sales of US$454 million and Adjusted EBITDA of US$69 million for the twelve months ended September 30, 2018. Neo’s operating model has generated high free cash flow conversion with strong margins, and low capital expenditures. In addition, there is significant additional capacity within their nine manufacturing facilities to support growth.

Transaction Rationale
The acquisition of Neo accomplishes several strategic goals toward enhancing shareholder value. The addition of Neo:
•	Complements Luxfer’s current product portfolio of high-performance engineered materials with high-value rare-earth and rare metal based proprietary products, processes and technologies;
•	Expands Luxfer’s access to high-growth Asian markets, diversifying its customer base and creating a more direct path to procure raw materials;
•	Creates cross-selling opportunities across both companies’ customers and geographies;
•	Positions Luxfer to better serve its customers in rare-earth chemicals and oxides, including zirconium-based chemicals, for critical applications; and
•	Immediately adds to Luxfer’s earnings per share.

“Neo Performance Materials significantly enhances our global leadership in the innovation and manufacturing of rare earth and rare metal-based functional materials, which are essential inputs to high-growth, future-facing industries,” stated Alok Maskara, Chief Executive Officer of Luxfer. “Neo’s Magnequench segment is an industry leader in rare-earth powders used to manufacture magnets for performance micro motors and other critical applications, while the Chemicals and Oxides segment complements Luxfer’s own zirconium-based chemicals business. We warmly welcome Neo Performance Materials’ skilled employees and leadership and look forward to establishing a common high-performance culture focused on meeting the needs of our customers.”

Geoff Bedford, Chief Executive Officer of Neo Performance Materials, said, “The combination of Luxfer and Neo creates a global leader of highly engineered, advanced materials which are critical to many of today’s macro global trends including those promoting energy efficiency and environmental sustainability. Luxfer’s strategy is complementary to Neo’s in that we both have focused on deep customer relationships, strong product development capabilities, cost-competitive manufacturing and global reach, which has allowed us to uniquely position ourselves in our respective markets. This combination will enable our businesses to reach the next level as an important part of a larger, more diversified company. We look forward to this transaction and believe our employees, partners, shareholders, and customers around the world will benefit greatly as a result.”

Transaction Details and Synergies
The transaction will be effected via a Plan of Arrangement pursuant to section 182 of Business Corporation Act (Ontario). Upon completion of the transaction, shareholders of Neo Performance Materials will receive US$5.98 in cash and 0.395 Luxfer shares for each common share of Neo Performance Materials. Post transaction, current Luxfer shareholders will own approximately 63% of the combined company on a pro forma basis.

Luxfer has arranged US$375 million in committed financing in a syndicated term loan B to fund the cash portion of the purchase price, fees and expenses, and refinance existing debt.

The transaction is expected to realize at least US$15 million of cost synergies, largely from the elimination of duplicative public company costs and sourcing benefits from vertical integration of rare earths. In addition, integration of Luxfer’s zirconium chemicals business with Neo’s Chemicals and Oxides unit is expected to lead to growth synergies.

The two largest shareholders of Neo, which are affiliates of Oaktree Capital Management, L.P., have entered into a voting and support agreement for the transaction, which includes an agreement to sign a lock-up for the newly issued Luxfer shares upon closing. Members of the Boards of Directors of Luxfer and Neo, and their respective executive officers, have also entered into voting support agreements for the transaction. At close of the transaction, Oaktree will own approximately 24% of Luxfer ordinary shares outstanding. Upon closing, it is anticipated that some members of the current Neo Board of Directors will join Luxfer’s Board.

The transaction is expected to be completed during the second quarter of 2019, following regulatory clearances, shareholder approvals and satisfaction of closing conditions.

Pro forma Financial Performance
On a pro forma basis, the combined entity had approximately US$947M in revenue and Adjusted EBITDA of US$148 million on a trailing twelve-month basis. Also, the combined company should continue to benefit from a strong balance sheet, with modest pro forma net leverage of approximately 2.0x.

Luxfer will provide forward-looking guidance for the combined company upon closing of the transaction and expects to maintain its target of 8-10% increases in EBITDA annually through continued internal performance improvements, deal-related synergies and revenue growth.

Jefferies Group LLC acted as exclusive financial advisor to Luxfer.

Barclays Capital Canada Inc. acted as financial advisor to Neo.

Investor Conference Call
Luxfer will hold an investor conference call with its senior management today, Tuesday, December 18, 2018 at 8:30 am ET, with the following dial-in details:
•	USA: (877) 341-8545
•	International: (908) 982-4601
Confirmation Code: 3579545
Webcast Link: https://event.webcasts.com/starthere.jsp?ei=1224704&tp_key=17bcf1c410
A replay of the conference call will be available until December 24, 2018 at:
•	USA: (800) 585-8367
•	International: (404) 537-3406
Confirmation Code: 3579545

About Luxfer Holdings PLC
Luxfer is a global manufacturer of highly-engineered advanced materials, which focuses on value creation by using its broad array of technical knowhow and proprietary technologies. Luxfer’s high-performance materials, components, and high-pressure gas containment devices are used in defense and emergency response, healthcare, transportation, and general industrial settings. For more information, visit www.luxfer.com. Luxfer is listed on the New York Stock Exchange and its ordinary shares trade under the symbol LXFR.

About Neo Performance Materials
Neo Performance Materials is a global leader in the innovation and manufacturing of rare earth and rare metal-based functional materials, which are essential inputs to high technology, high growth, future-facing industries. The business of Neo Performance Materials is organized along three segments: Magnequench, Chemicals & Oxides and Rare Metals. Neo Performance Materials is headquartered in Toronto, Canada with corporate offices in Greenwood Village, Colorado, and Beijing, China. Neo Performance Materials operates globally with sales and production across 10 countries, being Japan, China, Thailand, Estonia, Singapore, Germany, United Kingdom, Canada, United States and South Korea. For more information, please visit www.neomaterials.com. Neo Performance Materials is listed on the Toronto Stock Exchange and its common shares trade under the symbol NEO.

*Note: Transaction value based on share price at close of business on December 14, 2018.

Forward-Looking Statement
This release contains certain forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those contained in the forward-looking statements. Examples of such forward-looking statements include but are not limited to: (i) statements regarding the results of operations and financial condition of each Luxfer, Neo and the combined company; (ii) statements of plans, objectives or goals of each of Luxfer, Neo and the combined company and its respective management of proposed management, including those related to financing, products or services; (iii) statements of future economic performance; and (iv) statements of assumptions underlying such statements. Words such as “believes,” “anticipates,” “expects,” “intends,” “forecasts” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that the predictions, forecasts, projections and other forward-looking statements will not be achieved. Each of Luxfer and Neo caution that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: (i) future revenues of the companies being lower than expected; (ii) increasing competitive pressures in the industry; (iii) general economic conditions or conditions affecting demand for the services offered by each of Luxfer, Neo and the combined company in the markets in which they operate or propose to operate, both domestically and internationally, including as a result of the Brexit referendum, being less favorable than expected; (iv) worldwide economic and business conditions and conditions in the industries in which each of Luxfer and Neo operate; (v) fluctuations in the cost of raw materials and utilities; (vi) currency fluctuations and hedging risks; (vii) ability to protect intellectual property; and (viii) the significant amount of indebtedness Luxfer has incurred and may incur and the obligations to service such indebtedness and to comply with the covenants contained therein. Each of Luxfer and Neo caution that the foregoing list of important factors is not exhaustive. These factors are more fully discussed in the sections “Forward-Looking Statements” and “Risk factors” in Luxfer’s Annual Report on Form 20-F for the year ended December 31, 2017, filed with the U.S. Securities and Exchange Commission on March 19, 2018, and Neo’s Annual Information Form for the year ended December 31, 2017 discussed in the sections “Forward-Looking Information” and “Risk Factors” filed with the Canadian Securities Administrators and available on SEDAR at www.sedar.com. When relying on forward-looking statements to make decisions with respect to Luxfer and Neo, investors and others should carefully consider the foregoing factors and other uncertainties and events. Such forward-looking statements speak only as of the date on which they are made, and Luxfer and Neo do not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

Additional Information and Where to Find It
Luxfer will file with the SEC and mail to its stockholders a proxy statement in connection with the proposed transaction. We urge investors and security holders to read the proxy statement when it becomes available because it will contain important information regarding the proposed transaction. You may obtain a free copy of the proxy statement (when available) and other related documents filed by Luxfer with the SEC at the SEC’s website at www.sec.gov. You also may obtain the proxy statement (when it is available) and other documents filed by Luxfer with the SEC relating to the proposed merger for free by accessing Luxfer’s website at www.luxfer.com by clicking on the link for “Investors,” then clicking on the link for “SEC Filings.”

Participants in the Solicitation
Luxfer and its directors and executive officers may be deemed to be participants in the solicitation of proxies from Luxfer’s stockholders in connection with the proposed transaction. Information regarding the interests of these directors and executive officers in the proposed transaction will be included in the proxy statement when it is filed with the SEC. You may find additional information about Luxfer’s directors and executive officers in Luxfer’s Annual Report on Form 20-F, which was filed with the SEC on March 19, 2018. You can obtain free copies of these documents from Luxfer using the contact information below.

Luxfer Investor Contact:
Douglas A. Fox, CFA
Director, Investor Relations

Cassandra Stanford
Communications Specialist
+1 951-341-2375
Investor.relations@luxfer.com

Neo Investor Contact:
Ali Mahdavi
Investor Relations
(416) 962-3300
Email: ir@neomaterials.com